Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Lottery.com Announces Winner of WinTogether Premier Charitable Sweepstakes Campaign

AUSTIN, Texas, April 21, 2021 (GLOBE NEWSWIRE) -- Lottery.com (the “Company” or “Lottery.com”), a leading platform that enables users to play the lottery online, today announced the winner of WinTogether.org’s (“WinTogether”) first-ever charitable campaign. WinTogether, which supports charitable causes by incentivizing people to donate for the chance to win once in a lifetime experiences and prizes, is an affiliate of the Company, which also powers its online platform. The inaugural campaign supported the Arbor Day Foundation’s Time for Trees® initiative, giving each donor the opportunity to support the initiative to plant one hundred million trees by 2022 while earning entries to win a Tesla® Cybertruck.

The grand prize winner, Robert H. of Cincinnati, Ohio, was randomly selected out of nearly 4,000 entrants. “It never hurts to get a little bit back, but that’s never my primary goal. I just look around for causes that make me happy and I send them some money occasionally,” said Robert. “I’m always there to support young people in whatever passions they have in learning, even in learning how to plant a tree or learning about the forest in general, so that’s what drew me to this cause.”

Robert donated $100 through the WinTogether platform in support of Time for Trees, earning him 1,000 entries toward the Cybertruck. When asked how he’ll use his new Tesla, he emphasized that it will be perfect for towing his kayaks to outdoor adventure locations this summer.

Supported by key partnerships with 5th Element Group, iHeart Media, Gannett Media, USA Today, AccuWeather, Play Octopus, poker philanthropist Jamie Gold, Sevenly, and Causes.com, the platform and initial campaign launched in November 2020.

“Thanks to Arbor Day Foundation’s incredible efforts, the backing of our great partners, and bolstered by so many generous participants, we are really proud of WinTogether’s first campaign and how many trees will be planted as a result,” said Lottery.com CEO and Co-Founder Tony DiMatteo. “We’re excited to share good news, especially amid a global pandemic, in an effort to unify people under the common goal of helping to heal the planet by planting more trees.”

“We are so pleased with the outcome of this campaign and how it helped expand the reach of Time for Trees. This is a win that will benefit the whole planet,” emphasized Brianne Bayer, Director of Marketing Strategy for Arbor Day Foundation.

The WinTogether platform contributes at least 60 percent of all donations to its charitable partners. Plans to launch additional campaigns are underway, including large cash grand prize awards to incentivize donors. Upcoming campaign details will be announced to the public at www.WinTogether.org as they become available.

About Lottery.com

AutoLotto, Inc. doing business as Lottery.com is an Austin, TX-based company enabling consumers to play state-sanctioned lottery games from their home or on the go in the US and internationally. The Company works closely with state regulators to advance the lottery industry, providing increased revenues and better regulatory capabilities, while capturing untapped market share, including millennial players. On February 22, 2021, the Company entered into a definitive agreement with Trident Acquisitions Corp. (Nasdaq: TDACU, TDAC, TDACW) to become a publicly-traded company on The Nasdaq Stock Market. Trident and the Company published an investor presentation on a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed business combination, which is publicly available on the SEC’s website www.sec.gov and is also posted to Trident’s and Lottery.com’s respective websites or accessible here.

About WinTogether

WinTogether.org is a charitable sweepstakes platform centered around building the future of philanthropy operated by Lottery.com. WinTogether gamifies charitable giving to fundamentally change how causes engage with their donors and raise funds. Through its global platform, it offers charitable donation sweepstakes to incentivize donors to take action by offering once in a lifetime experiences, large cash prizes, and luxury prizes. WinTogether is aligned with the 17 United Nations Sustainable Development Goals and works with some of the largest nonprofits in the world to provide a new channel to raise awareness, raise funds, and reach new donors around the world. All donations are collected by the WinTogether Trust, a registered 501c3, based in Mesa, Arizona. For more information, visit www.wintogether.org.

About Arbor Day Foundation

Founded in 1972, the Arbor Day Foundation has grown to become the largest nonprofit membership organization dedicated to planting trees, with more than one million members, supporters, and valued partners. During the last 45 years, more than 300 million Arbor Day Foundation trees have been planted in neighborhoods, communities, cities and forests throughout the world. Our vision is to help others understand and use trees as a solution to many of the global issues we face today, including air quality, water quality, climate change, deforestation, poverty and hunger. As one of the world’s largest operating conservation foundations, the Arbor Day Foundation, through its members, partners and programs, educates and engages stakeholders and communities across the globe to involve themselves in its mission of planting, nurturing and celebrating trees. For more information, visit www.arborday.org.

Important Information and Where to Find it

In connection with the proposed business combination, Trident Acquisitions Corp. (“Trident”), expects to file a registration statement on Form S-4 (the “Registration Statement”) that will include a preliminary proxy statement with the SEC for the solicitation of proxies from Trident’s shareholders. Additionally, Trident will file other relevant materials with the SEC in connection with the proposed business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov . A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination between Trident and Lottery.com, Trident and the Company’s ability to consummate the transactions, the benefits of the transactions, the Company’s estimated growth, operational and state expansion, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. The Company cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or the Company. In addition, the Company cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or the Company following announcement of the proposed business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Trident, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (viii) the Company’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; (x) the effects of competition on the Company’s future business; (xi) risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect on the Company and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; (xvi) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xvii) the ability of the Company’s or WinTogether’s to launch additional campaigns as planned or at all, their ability to offer large or any cash prizes, and risks associated with the Company’s and WinTogether’s ability to incentivize donors to such campaigns; and (xviii) risks associated with the Company’s or WinTogether’s ability to continue to obtain the support of key partners as planned, required, or at all. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Lottery.com Contact:

Cody Billingsley

(512) 537-5713

cody@lottery.com

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